 January 24, 2022

VIA EDGAR TRANSMISSION

Ms. Myra Moosariparambil

Mr. Raj Rajan
Division of Corporation Finance

Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	GOL Intelligent Airlines Inc. Form 20-F for the fiscal year ended December 31, 2020 Filed March 29, 2021

File No. 001-32221

Further Response to Staff Comment Letter dated October 26, 2021

Dear Ms. Moosariparambil and Mr. Rajan:

Reference is made to our telephone conversation on December 13, 2021 with respect to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received by GOL Linhas Aéreas Inteligentes S.A. (“GOL Intelligent Airlines Inc.” or the “Company”) on October 26, 2021, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on March 29, 2021 and amended on September 20, 2021. For your convenience, we have reproduced the Staff’s comment in italics and provided a response immediately below.

SEC Comment

Item 3. Key Information

A. Selected Financial Data

Reconciliation and Calculation of Certain Non-GAAP Measures, page 6

1.	We note your response to prior comment 1. Considering the nature and descriptions of items included in the calculation of EBITDA you provided in the response, and based on the inclusion of the exchange rate variation, gain (loss) on derivatives, derivative losses - capped call, gains (losses) from financial investments, inflation indexation and unrealized gains (losses) - conversion right - ESN, it appears your calculation of EBITDA includes adjustments to earnings for items other than interest, taxes, depreciation and amortization. Accordingly, please modify the title of this measure or revise this measure. Please refer to Question 103.01 of the Division’s Non-GAAP Compliance and Disclosure Interpretations.

Response to Comment

In future filings, the Company will revise its calculations of EBITDA and Adjusted EBITDA in line with the following illustrative table, which sets forth revised calculations of each of these non-GAAP measures for the years ended December 31, 2018, 2019 and 2020 considering the Staff’s comments. In addition, as stated in the Company’s response letter to the Staff dated October 13, 2021, the Company has no longer considered labor idleness adjustments in its calculation below of Adjusted EBITDA.

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Reconciliation and Calculation of Certain Non-GAAP Measures

Reconciliation of Net Income (Loss) for the Year to EBITDA and Adjusted EBITDA

	Year ended December 31,
	2018	2019	2020	2020(1)
	(in thousands of R$)			(in thousands of US$)
Net income (loss)	(779,724)	179,338	(5,895,251)	(1,134,357)
(+) Interest	438,630	960,369	1,428,283	274,828
(+) Income taxes	297,128	209,607	77,958	15,001
(+) Depreciation and amortization	668,516	1,727,982	1,870,552	359,929
EBITDA(2)	624,550	3,077,296	(2,518,458)	(484,598)

(+) Other financial results(3)	1,443,928	783,425	3,437,166	661,375
(+) Non-recurring results, net	32,441	347,861	6,387	1,228
Adjusted EBITDA(4)	2,100,919	4,208,582	925,095	178,006

_____________

*	As a result of comments received from the staff of the U.S. Securities and Exchange Commission on our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 29, 2021 and amended on September 20, 2021, we have revised our presentation of EBITDA and Adjusted EBITDA. We are presenting in this table the revised presentation of these non-GAAP measures retroactively for the relevant periods.
(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.197 to US$1.00 as of December 31, 2020.
(2)	We calculate EBITDA as net income (loss) plus interest, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates interest, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(3)	Other financial results comprise the items in the explanatory note on financial results in our audited consolidated financial statements, as set forth below, except for the following items that comprise interest: interest on financial investments, interest and costs on loans and financing and interest on leases.
(4)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019 and 2020, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes were approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates certain non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.
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In future filings, the Company will revise its explanatory note on financial results in its audited consolidated financial statements in line with the following illustrative table, which sets forth a revised break-down for the years ended December 31, 2018, 2019 and 2020:

Financial Results

	Year ended December 31,
	2018	2019	2020
	(in thousands of R$)
Interest on financial investments	127,224	113,856	117,564
Other	2,827	13,797	79,045
Total financial income	130,051	127,653	196,609
Interest and costs on loans and financing	(565,854)	(571,681)	(727,318)
Interest on leases	-	(502,544)	(818,529)
Interest on provision for aircraft and engine returns	(73,486)	(81,252)	(67,609)
Bank charges and interest on other operations	(275,954)	(241,594)	(218,575)
Other	(57,923)	(115,926)	(127,905)
Total financial expenses	(973,217)	(1,512,997)	(1,959,936)
Conversion right and ESN derivatives, net	-	(7,081)	318,688
Other derivative financial instruments, net	(33,836)	(8,662)	(392,254)
Derivative financial instruments	(33,836)	(15,743)	(73,566)
Monetary and exchange rate variation, net	(1,005,556)	(342,707)	(3,028,556)
Total monetary and exchange rate variation	(1,005,556)	(342,707)	(3,028,556)
Total	(1,882,558)	(1,743,794)	(4,865,449)

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or me at +55 (11) 5098-7881.

Sincerely,

/s/ Richard F. Lark, Jr.

___________________________________
GOL Linhas Aéreas Inteligentes S.A.
By: Richard F. Lark, Jr.

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

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